Exhibit (a)(1)(B)

November 15, 2007 – Day the Offer Commences

TO:	[Optionholder]

FROM:	Mark P. Dentinger, BEA Systems, Inc.

DATE:	November 15, 2007

SUBJECT:	Urgent Information Regarding Your BEA Stock Options

You are receiving this email because, in connection with the findings of BEA’s stock option review, it has been determined that certain of your outstanding BEA stock options may be ‘discount options’ that will be affected by Section 409A of the Internal Revenue Code. Section 409A imposes negative income tax consequences on stock options that were granted at a discount from the fair market value at the date of their grant.

As a result, the Company is offering you the opportunity to avoid the adverse tax consequences under Section 409A by voluntarily amending your outstanding discount options (your “eligible options”). This amendment would remove the discount by increasing the exercise price per share to 100% of the fair market value per share on the date that the Company determined the option was actually granted. With respect to each eligible option that has an exercise price less than $21.00, you will be entitled to a cash payment, less applicable tax withholding, equal to the difference between the new exercise price per share of each amended option and the original exercise price per share, multiplied by the number of eligible options. In accordance with IRS rules, we will make this cash payment as soon as practicable in January 2008.

Please note that our Offer will expire on December 14, 2007 at 9:00 p.m., Pacific Time. In order to participate and for much more detailed information about our Offer, please visit our Offer website at https://bea409a.equitybenefits.com/

To help (i) explain the potential adverse tax impact of Section 409A, (ii) explain how BEA Systems, Inc. has addressed the situation and the choices you have, and (iii) answer other questions you may have, you may log on to http://inweb.bea.com/tenderoffer to view a recorded informational video fully explaining the Offer or either call (408) 817-4355 or e-mail BEA409A@bea.com should you have any questions about the Offer.

BEA Systems, Inc. has prepared communications regarding the Offer and PricewaterhouseCoopers LLP will provide general tax information regarding the Offer. Neither BEA Systems, Inc. nor PricewaterhouseCoopers LLP will provide tax advice specific to an individual’s circumstances or make any recommendation.

Stock options which are eligible to be amended under the Offer will remain subject to adverse tax consequences under Section 409A until the close of the Offer and the official amendment of such options after that close date. Therefore, if you exercise any discount options prior to the amendment of those discount options, you will be solely responsible for any taxes, penalties or interest you may incur under

Section 409A. Note that accepting the Offer is not enough to have your options amended, the Offer has to close and BEA has to accept the tendered discount options for them to be amended and corrected. If you exercise any discount options prior to receiving notification from BEA that they have been amended, you will have adverse tax consequences.

After visiting our website, if you need paper copies of forms or documents under the Offer, please contact Stock Administration at stock-admin@bea.com.

Sincerely,

Mark P. Dentinger
BEA Systems, Inc.